~~RETURN RECEIPT~~

# SHEARMAN & STERLING LLP

FAX: 212-848-7179
TELEX: 667290 WUI
www.shearman.com

599 LEXINGTON AVENUE
NEW YORK, N.Y. 10022-6069
212 848-4000

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:

(212) 848-7205

FEB 10 2004

February 10, 2004

04012758

BY HAND

Securities and Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington, DC 20549

Telefônica Data Brasil Holding S.A.
12g3-2(b) Exemption Submission
File No. 82-5151

SUPPL

Ladies and Gentlemen: :

On behalf of Telefônica Data Brasil Holding S.A. (the "Company"), I attach hereto the interim financial results for the quarter and the nine-month period ended September 30, 2003 and Independent Accountants' Review Report submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (212) 848-7205 if you need any further clarification on the above.

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Very truly yours,

Ana Claudia Silva
Associate

*(Convenience Translation into English from the Original Previously Issued in Portuguese)*

# *Telefônica Data Brasil Holding S.A.*

*Interim Financial Statements for the Quarter and Nine-month Period*

## *Ended September 30, 2003*

*and Independent Accountants' Review Report*

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
Telefônica Data Brasil Holding S.A.
São Paulo - SP

1. We have made a special review of the accompanying quarterly information, Company and consolidated, of Telefônica Data Brasil Holding S.A. and subsidiary, consisting of the balance sheets as of September 30, 2003, the statements of operations for the quarter and nine-month period then ended, management's comments on consolidated performance and other relevant information, prepared in conformity with Brazilian accounting practices under the responsibility of the Companies' managements.

2. Our review was conducted in accordance with specific standards established by IBRACON - Brazilian Institute of Independent Auditors, together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with management personnel responsible for the accounting, financial and operating areas of the Companies as to the principal criteria adopted in the preparation of the quarterly information, and (b) review of the information and subsequent events that had or might have had significant effects on the financial position and operations of the Companies.

3. Based on our special review, we are not aware of any significant change that should be made to the quarterly information referred to in paragraph 1 for it to be in conformity with Brazilian accounting practices and with standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of such mandatory quarterly information.

4. As described in Notes 11 and 13, as of September 30, 2003, the Company and its subsidiary Telefônica Empresas S.A. had assets related to tax credits and goodwill arising from an investment acquisition, the recovery of which is based on business plan projections approved by management. These assets are periodically reviewed to identify the need for possible reserves.

5. The balance sheets, Company and consolidated, as of June 30, 2003, and the statements of operations, Company and consolidated, for the quarter and nine-month period ended September 30, 2002, presented for comparative purposes, were reviewed by us, and our special review reports thereon, dated July 18, 2003, and October 24, 2002, respectively, were issued without qualification.

6. The accompanying quarterly financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, October 24, 2003

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Maurício Pires de Andrade Resende
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELEFÔNICA DATA BRASIL HOLDING S.A.

BALANCE SHEETS AS OF SEPTEMBER 30, 2003 AND JUNE 30, 2003
(In thousands of Brazilian reais - R$)
(Unaudited)

| | Company | | Consolidated | |
|---|---|---|---|---|
| ASSETS | 09.30.03 | 06.30.03 | 09.30.03 | 06.30.03 |
| CURRENT ASSETS | - | - | 125,026 | 113,946 |
| Cash and cash equivalents | - | - | 17,212 | 7,808 |
| Trade accounts receivable, net | - | - | 85,808 | 83,410 |
| Deferred and recoverable taxes | - | - | 14,577 | 17,671 |
| Inventories | - | - | 4,394 | 1,888 |
| Prepaid expenses | - | - | 922 | 1,296 |
| Other | - | - | 2,113 | 1,873 |
| NONCURRENT ASSETS | 13,900 | 13,900 | 218,159 | 214,699 |
| Deferred and recoverable taxes | - | - | 214,335 | 211,275 |
| Receivables from related parties | 13,900 | 13,900 | 3,824 | 3,424 |
| PERMANENT ASSETS | 607,384 | 613,032 | 573,867 | 583,017 |
| Investments | 306,477 | 312,002 | - | - |
| Property, plant and equipment, net | - | - | 271,876 | 280,780 |
| Deferred charges | 300,907 | 301,030 | 301,991 | 302,237 |
| TOTAL ASSETS | 621,284 | 626,932 | 917,052 | 911,662 |

| | Company | | Consolidated | |
|---|---|---|---|---|
| LIABILITIES AND SHAREHOLDERS' EQUITY | 09.30.03 | 06.30.03 | 09.30.03 | 06.30.03 |
| CURRENT LIABILITIES | 2,217 | 1,987 | 290,551 | 276,235 |
| Loans and financing | - | - | 146,186 | 150,079 |
| Trade accounts payable | 10 | 11 | 29,809 | 29,696 |
| Taxes payable | - | - | 20,201 | 17,101 |
| Payroll and related charges | - | - | 19,854 | 18,409 |
| Temporary losses on derivatives | - | - | 7,366 | 12,699 |
| Payables to related parties | 2,207 | 1,976 | 65,077 | 46,211 |
| Other liabilities | - | - | 2,058 | 2,040 |
| LONG-TERM LIABILITIES | - | - | 7,434 | 10,482 |
| Loans and financing | - | - | 6,339 | 9,391 |
| Reserve for contingencies | - | - | 410 | 404 |
| Other | - | - | 685 | 687 |
| SHAREHOLDERS' EQUITY | 619,067 | 624,945 | 619,067 | 624,945 |
| Capital | 702,879 | 702,879 | 702,879 | 702,879 |
| Accumulated deficit | (83,812) | (77,934) | (83,812) | (77,934) |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | 621,284 | 626,932 | 917,052 | 911,662 |

The accompanying notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELEFÔNICA DATA BRASIL HOLDING S.A.

STATEMENTS OF OPERATIONS
FOR THE QUARTERS ENDED SEPTEMBER 30, 2003 AND 2002
(In thousands of Brazilian reais - R$, except for per share data)

| | Company | | Consolidated | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| GROSS OPERATING REVENUE | - | - | 195,215 | 134,587 |
| Revenue deductions | - | - | (43,290) | (28,900) |
| NET OPERATING REVENUE | - | - | 151,925 | 105,687 |
| Cost of services rendered | - | - | (116,237) | (89,212) |
| GROSS PROFIT | - | - | 35,688 | 16,475 |
| OPERATING EXPENSES | (5,879) | (24,837) | (44,409) | (41,792) |
| Selling | - | - | (12,108) | (12,101) |
| General and administrative | (231) | (211) | (21,562) | (10,155) |
| Equity pick-up | (5,526) | (24,626) | - | - |
| Financial expenses | - | - | (9,303) | (18,262) |
| Other, net | (122) | - | (1,436) | (1,274) |
| LOSS FROM OPERATIONS BEFORE FINANCIAL EXPENSES, NET | (5,879) | (24,837) | (8,721) | (25,317) |
| LOSS FROM OPERATIONS | (5,879) | (24,837) | (8,721) | (25,317) |
| Nonoperating income, net | - | - | 40 | 480 |
| LOSS BEFORE TAXES | (5,879) | (24,837) | (8,681) | (24,837) |
| Income and social contribution taxes | - | - | 2,802 | - |
| NET LOSS | (5,879) | (24,837) | (5,879) | (24,837) |
| NUMBER OF SHARES OUTSTANDING AT THE BALANCE SHEET DATE (IN THOUSANDS) | 1,071,153,386 | 1,071,153,386 | 1,071,153,386 | 1,071,153,386 |
| LOSS PER THOUSAND SHARES - R$ | (0.00001) | (0.00005) | (0.00001) | (0.00005) |

The accompanying notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELEFÔNICA DATA BRASIL HOLDING S.A.

STATEMENTS OF OPERATIONS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(In thousands of Brazilian reais - R$, except for per share data)

| | Company | | Consolidated | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| GROSS OPERATING REVENUE | - | - | 500,522 | 370,033 |
| Revenue deductions | - | - | (109,989) | (78,827) |
| NET OPERATING REVENUE | - | - | 390,533 | 291,206 |
| Cost of services rendered | - | - | (310,054) | (234,825) |
| GROSS PROFIT | - | - | 80,479 | 56,381 |
| OPERATING EXPENSES | (30,178) | (64,572) | (128,193) | (124,496) |
| Selling | - | - | (39,321) | (39,916) |
| General and administrative | (862) | (815) | (53,011) | (42,490) |
| Equity pick-up | (28,948) | (63,625) | - | - |
| Financial, net | - | - | 30,626 | 39,295 |
| Other, net | (368) | (132) | 5,235 | 2,800 |
| LOSS FROM OPERATIONS BEFORE FINANCIAL EXPENSES | (30,178) | (64,572) | (47,714) | (68,115) |
| Nonoperating income (expenses), net | - | - | 1,483 | (3,637) |
| LOSS FROM OPERATIONS | (30,178) | (64,572) | (46,231) | (71,752) |
| Taxes | - | - | 14,929 | 7,180 |
| LOSS BEFORE TAXES | (30,178) | (64,572) | (31,302) | (64,572) |
| NET LOSS | (30,178) | (64,572) | (31,302) | (64,572) |
| NUMBER OF SHARES OUTSTANDING AT THE BALANCE SHEET DATE (IN THOUSANDS) | 1,071,153,386 | 1,071,153,386 | 1,071,153,386 | 1,071,153,386 |
| LOSS PER THOUSAND SHARES - R$ | (0.00003) | (0.00006) | (0.00003) | (0.00006) |

The accompanying notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELEFÔNICA DATA BRASIL HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2003
(All amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

## 1. OPERATIONS AND BACKGROUND

Telefônica Data Brasil Holding S.A. was formed on January 30, 2001, as a result of a partial spin-off of Telecomunicações de São Paulo S.A. - Telesp ("Telesp"), represented by the investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables from that subsidiary, approved at an Extraordinary Shareholders' Meeting on the same date.

On December 11, 2002, the subsidiary Telefônica Empresas S.A. sold, to Telesp, the assets and customer contracts related to packed-switched ("Switched IP") and "Speedy Link" data services. The amount of the operation was R$143,910, as per an appraisal report issued by an independent firm. The sale was approved by the Board of Directors on December 10, 2002 and published as a relevant event, as required by CVM (Brazilian Securities Commission) Instruction No. 358/02, on the same date. During the first half of 2003, Telefônica Empresas S.A. continued billing the services provided to packed-switched and "Speedy Link" service customers, transferring the revenue earned from such services, net of costs incurred, to Telesp (Note 23).

The Company's principal activities are:

- Controlling a subsidiary that operates packed-switched service networks, as well as providing other services related to telecommunications activities.
- Promoting, through subsidiaries or affiliates, the expansion and implementation of packed-switched service networks and other related services in its authorized area.
- Promoting, performing or directing the obtaining, from internal and external sources, of funds to be used by the Company or its subsidiary.
- Effecting or promoting the import of assets and services for the subsidiary, performing other similar or related activities, and holding interests in the capital of other companies.

## 2. PRESENTATION OF FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements were prepared in accordance with Brazilian accounting practices.

In consolidation, all intercompany balances and transactions were eliminated. The subsidiary's accounting practices are consistent with those of the Company.

The financial statements as of September 30, 2002 have been reclassified, as applicable, for comparative purposes.

## 3. PRINCIPAL ACCOUNTING PRACTICES

The accounting practices applied in the preparation of the individual (Company) and consolidated interim financial statements as of September 30, 2003 are consistent with those described in the notes to the financial statements as of December 31, 2002.

## 4. GROSS OPERATING REVENUE

| | Consolidated | |
|---|---|---|
| | Nine months ended Sept. 30 | |
| | 2003 | 2002 |
| Packed-switched data services | 325,086 | 227,705 |
| "Speedy Link" data services/"Switched IP" (a) | 98,001 | 58,768 |
| Commissions (b) | 66,299 | 72,500 |
| Other | 11,136 | 11,060 |
| Total | 500,522 | 370,033 |

(a) Since January 1, 2003, this revenue, net of taxes and costs incurred in the operation, has been passed on to Telesp, due to the sale of the assets and contracts related to "Switched IP" and "Speedy Link" services, as commented in Note 1.

(b) Refer to the commission for voice services provided by Telesp to customers of the subsidiary Telefônica Empresas S.A. (Note 23) that, up to September 30, 2003, was classified in other operating income, and then was reclassified in gross operating revenue to improve the presentation of the financial statements.

## 5. COST OF SERVICES RENDERED

| | Consolidated | |
|---|---|---|
| | Nine months ended Sept. 30 | |
| | 2003 | 2002 |
| Rentals (*) | (184,348) | (116,946) |
| Depreciation and amortization | (54,067) | (48,981) |
| Personnel | (25,676) | (22,966) |
| Outside services | (28,249) | (25,645) |
| Leasing | (16,443) | (19,242) |
| Other | (1,271) | (1,045) |
| Total | (310,054) | (234,825) |

(*) Include costs passed on to Telesp, due to the sale of the assets and contracts related to "Switched IP" and "Speedy Link" services, as commented in Note 1.

## 6. OPERATING (EXPENSES) INCOME

### a) Selling expenses

| | Consolidated | |
|---|---|---|
| | Nine months ended Sept. 30 | |
| | 2003 | 2002 |
| Depreciation and amortization | (23) | (44) |
| Personnel | (25,699) | (25,001) |
| Outside services, rentals and other | (10,695) | (7,275) |
| Provision for doubtful accounts | (2,904) | (7,596) |
| Total | (39,321) | (39,916) |

### b) General and administrative expenses

| | Company | | Consolidated | |
|---|---|---|---|---|
| | Nine months ended Sept. 30 | | Nine months ended Sept. 30 | |
| | 2003 | 2002 | 2003 | 2002 |
| Outside services | (766) | (651) | (29,377) | (21,734) |
| Depreciation and amortization | - | - | (3,415) | (2,538) |
| Personnel | (93) | (157) | (13,021) | (11,736) |
| Rentals | - | - | (4,108) | (4,470) |
| Other | (3) | (7) | (3,090) | (2,012) |
| Total | (862) | (815) | (53,011) | (42,490) |

### c) Financial expenses, net

| | Consolidated | |
|---|---|---|
| | Nine months ended Sept. 30 | |
| | 2003 | 2002 |
| Financial income: | | |
| Income from temporary cash investments | 2,562 | 234 |
| Gains on derivatives | 17,577 | 92,024 |
| Monetary/exchange variations | 33,381 | 88 |
| Other | 2,483 | 1,432 |
| | 56,003 | 93,778 |
| Financial expenses: | | |
| Interest expenses | (21,555) | (15,449) |
| Losses on derivatives | (54,266) | (19,246) |
| Monetary/exchange variations | (8,354) | (96,321) |
| Other | (2,454) | (2,057) |
| | (86,629) | (133,073) |
| Net | (30,626) | (39,295) |

d) Other operating income (expenses), net

| | Company | | Consolidated | |
|---|---|---|---|---|
| | Nine months ended Sept. 30 | | Nine months ended Sept. 30 | |
| | 2003 | 2002 | 2003 | 2002 |
| Other operating income: | | | | |
| Sale of inventory items | - | - | 745 | - |
| Reversal of provisions | - | - | 718 | 104 |
| Recovered expenses | - | - | 327 | 327 |
| Other income | - | - | 610 | 1,060 |
| | - | - | 2,400 | 1,491 |
| Other operating expenses: | | | | |
| Taxes (except IR and CSLL) | - | - | (6,389) | (3,678) |
| Cost of materials write-off | - | - | (480) | - |
| Amortization of goodwill | (368) | - | (368) | - |
| Other expenses | - | (132) | (398) | (613) |
| | (368) | (132) | (7,635) | (4,291) |
| Total | (368) | (132) | (5,235) | (2,800) |

7. NONOPERATING INCOME (EXPENSE)

| | Consolidated | |
|---|---|---|
| | Nine months ended Sept. 30 | |
| | 2003 | 2002 |
| Income: | | |
| Sale of permanent assets | 1,077 | 1,794 |
| Fines | - | 5,036 |
| Other | 962 | - |
| | 2,039 | 6,830 |
| Expenses: | | |
| Provision for assets intended for sale | - | (4,793) |
| Cost of permanent assets disposed | (531) | (919) |
| Provision for service liabilities | - | (4,387) |
| Other | (25) | (368) |
| | (556) | (10,467) |
| Net | 1,483 | (3,637) |

## 8. INCOME AND SOCIAL CONTRIBUTION TAXES

| | Consolidated | |
|---|---|---|
| | Nine months ended Sept. 30 | |
| | 2003 | 2002 |
| Social contribution tax credit | 4,027 | 1,326 |
| Income tax credit | 10,902 | 5,854 |
| Total tax credits in income | 14,929 | 7,180 |

## 9. CASH AND CASH EQUIVALENTS

| | Consolidated | |
|---|---|---|
| | Sept./2003 | Jun./2003 |
| Cash and bank accounts | 17,212 | 5,933 |
| Temporary cash investments | - | 1,875 |
| Total | 17,212 | 7,808 |

## 10. TRADE ACCOUNTS RECEIVABLE, NET

| | Consolidated | |
|---|---|---|
| | Sept./2003 | Jun./2003 |
| Billed amounts | 62,404 | 65,500 |
| Unbilled amounts | 45,061 | 40,937 |
| | 107,465 | 106,437 |
| Allowance for doubtful accounts | (21,657) | (23,027) |
| Net | 85,808 | 83,410 |
| Current | 48,875 | 41,564 |
| Past due - 1 to 30 days | 19,210 | 16,988 |
| Past due - 31 to 60 days | 6,789 | 6,624 |
| Past due - 61 to 90 days | 2,453 | 4,249 |
| Past due - 91 to 120 days | 3,763 | 4,507 |
| Past due - more than 120 days | 26,375 | 32,505 |
| Total | 107,465 | 106,437 |

## 11. DEFERRED AND RECOVERABLE TAXES

| | Consolidated | |
|---|---|---|
| | Sept./2003 | Jun./2003 |
| Recoverable taxes | 25,074 | 27,911 |
| Prepaid income tax | 6,981 | 11,412 |
| Prepaid social contribution tax | 525 | 500 |
| State VAT | 17,415 | 15,844 |
| Other | 153 | 155 |
| Deferred tax credits | 203,838 | 201,035 |
| Income tax on temporary differences | 10,447 | 10,074 |
| Social contribution tax on temporary differences | 3,761 | 3,627 |
| Income tax losses | 25,376 | 23,641 |
| Social contribution tax losses | 9,241 | 8,617 |
| Tax credit from restructuring process - Note 13.b) | 155,013 | 155,076 |
| Total | 228,912 | 228,946 |
| Current | 14,577 | 17,671 |
| Noncurrent | 214,335 | 211,275 |

The balances for recoverable income and social contribution taxes will be offset against other federal taxes payable during 2003.

The consolidated balances of deferred income tax credits on income tax losses (R$25,376) and social contribution tax losses (R$9,241) refer entirely to Telefônica Empresas S.A. and were calculated based on income tax losses and social contribution tax losses of R$101,503 and R$102,683, respectively, accumulated as of the interim balance sheet date. In compliance with prevailing tax legislation, tax loss carryforwards are available for offset against future taxable income, up to the annual limit of 30%. Company management estimates that the realization of deferred taxes existing as of September 30, 2003 will take place as follows:

| Year | Amount |
|---|---|
| 2006 | 12,395 |
| 2007 | 27,041 |
| 2008 | 41,480 |
| 2009 | 56,744 |
| 2010 | 40,080 |
| 2011 | 26,098 |
| | 203,838 |

Income and social contribution tax credits were recorded based on the provisions of CVM Instruction No. 371 of June 27, 2002, and a technical feasibility study of the generation of future taxable income, approved by Company management. Such study is based on estimates and is subject to future changes.

Merged tax credit

The corporate restructuring which occurred in 2001 was implemented in such a way to prevent the amortization of merged goodwill to negatively affect the future results of Telefônica Empresas S.A. and consolidated results.

The accounting records maintained for the subsidiary's corporate and tax purposes include separate accounts for merged goodwill and equity reserve, and the related amortization, reversal and tax credit, as follows:

| | Sept./2003 |
|---|---|
| Goodwill | 455,920 |
| Equity reserve | (300,907) |
| Net goodwill | 155,013 |
| | |
| Goodwill amortization | (558) |
| Reserve reversal | 368 |
| Tax credit | 190 |
| Effect on income/loss | - |

For purposes of determining the tax credit arising from the merger, as described in Note 13.b), income and social contribution tax rates are 25% and 9%, respectively.

As shown above, goodwill amortization, net of the reserve reversal and the corresponding tax credit, did not generate effects on the net loss for the period.

For a more accurate presentation of the Company's financial position and results of operations, the net amount of R$155,013, which essentially represents the merged tax credit, was classified in the balance sheet as deferred and recoverable taxes in noncurrent assets, in accordance with CVM Instruction No. 349, of March 6, 2001. The goodwill amortization, reserve reversal and the corresponding tax credit of the subsidiary are recognized in the books as operating revenues and expenses.

## 12. INVENTORIES

| | Consolidated | |
|---|---|---|
| | Sept./2003 | Jun./2003 |
| Maintenance materials | 1,191 | 1,786 |
| Items for sale | 4,207 | 1,106 |
| Allowance for reduction to realizable value | (1,004) | (1,004) |
| Total | 4,394 | 1,888 |

## 13. INVESTMENTS

a) Balance

| | Company | |
|---|---|---|
| | Sept./2003 | Jun./2003 |
| Telefônica Empresas S.A. | 306,477 | 312,002 |

The ownership of the wholly-owned subsidiary Telefônica Empresas S.A. arose from the spun-off portion of the equity of Telesp, as described in Note 1, and includes the special goodwill reserve resulting from the corporate restructuring described below.

The principal data on the subsidiary are as follows:

| | Sept./2003 | Jun./2003 |
|---|---|---|
| Capital | 235,235 | 235,235 |
| Special goodwill reserve | 156,327 | 156,327 |
| Accumulated deficit | (85,085) | (79,560) |
| Subsidiary's net equity | 306,477 | 312,002 |
| Number of common shares without par value outstanding at the balance sheet date and held by the Company | 241,526 | 241,526 |
| Ownership percentage | 100% | 100% |

| | Nine months ended Sept. 30 | |
|---|---|---|
| | 2003 | 2002 |
| Subsidiary's loss recorded as equity pick-up by the Company | (28,948) | (63,625) |

b) Corporate restructuring of subsidiaries

In June 2001, the Company increased the capital of Figueira Administração e Participações S.A. ("Figueira") by the amount of R$495,080, equivalent to 50% of its capital, represented by 3,837,651 common and 7,675,302 preferred shares.

Figueira was a subsidiary of Banco Itaú S.A. and, at the time, its assets were related to the operation of that bank's corporate telecommunications network and investments equivalent to 73% of the total capital (20% of voting capital and 100% of preferred shares) of Galáxia Administração e Participações S.A. (company holding the authorization to provide multimedia communication services).

In July 2001, Figueira was partially spun off, and its operating assets and investments were transferred to Spanish Participações S.A. ("Spanish"), a wholly-owned subsidiary, valued based on an accounting appraisal report prepared by a specialized firm; as of the base date July 27, 2001, net assets were R$37,828.

This transaction generated goodwill amounting to R$456,478, the economic basis of which is the expected future profitability, to be amortized over the period established by tax laws and regulations in force.

At the Extraordinary Shareholders' Meeting on October 26, 2001, the shareholders of the companies involved approved the proposal for the corporate restructuring comprising a capital contribution in the subsidiary and subsequent mergers without changes to voting rights, dividend and other ownership rights of the shareholders of Telefônica Empresas S.A., based on the back values of the companies involved, as well as an accounting appraisal report prepared by a specialized firm. This restructuring did not require prior approval by the National Telecommunications Agency (ANATEL) or any other regulatory authorities.

The merged goodwill was recorded as a deferred charge and in a special equity reserve on the merger of the shareholders' equity of the companies involved in the restructuring. The special equity reserve at Telefônica Empresas S.A. was recognized on behalf of the Company due to the future tax benefit to be generated.

For the Company, the goodwill mentioned above is classified in deferred charges, net of the tax credit of R$155,013.

In the consolidated financial statements, the tax credit is recorded in noncurrent assets, due to its nature.

According to management's business plans, the amount paid is recoverable from future operations over a period not exceeding ten years from the acquisition date. Management performs periodic analyses of goodwill recovery relative to the results generated beginning with the acquisition, based on the projection of future operating results. As of September 30, 2003, such studies indicate no need for a reserve for the amount included in the financial statements and for changes in the criteria for amortization of goodwill, as follows:

| Year | Amount |
|---|---|
| 2003 | 187 |
| 2004 | 4,944 |
| 2005 | 19,486 |
| 2006 | 35,781 |
| 2007 | 57,515 |
| 2008 | 86,900 |
| 2009 | 91,296 |
| 2010 | 91,296 |
| 2011 | 68,515 |
| | 455,920 |

Galáxia Administração e Participação S.A. was merged into Telefônica Empresas S.A. in May 2002.

## 14. PROPERTY, PLANT AND EQUIPMENT, NET

| | | Consolidated | | | | | |
|---|---|---|---|---|---|---|---|
| | | Sept./2003 | | | Jun./2003 | | |
| | Annual depreciation rates (%) | Cost | Depreciation | Net book value | Cost | Depreciation | Net book value |
| Assets in service | | 412,648 | (173,860) | 238,788 | 395,122 | (155,563) | 239,559 |
| Switching and transmission equipment | 20.0 | 232,492 | (106,422) | 126,070 | 221,454 | (94,799) | 126,655 |
| Transmission equipment, aerial and underground cables, buildings, teleprinters, private automatic switching center, energy equipment and furniture | 10.0 and 20.0 | 105,925 | (35,831) | 70,094 | 101,850 | (32,597) | 69,253 |
| EDP equipment | 20.0 | 12,754 | (6,000) | 6,754 | 12,419 | (5,513) | 6,906 |
| Vehicles | 20.0 | 2,297 | (612) | 1,685 | 1,957 | (545) | 1,412 |
| Leasehold improvements | 10.0 and 20.0 | 23,745 | (11,637) | 12,108 | 23,399 | (10,455) | 12,944 |
| Software | 20.0 | 34,525 | (13,029) | 21,496 | 33,135 | (11,340) | 21,795 |
| Buildings, underground cables and other | 12.5 and 4.0 | 910 | (329) | 581 | 908 | (314) | 594 |
| Construction in progress | - | 33,088 | - | 33,088 | 41,221 | - | 41,221 |
| Total | | 445,736 | (173,860) | 271,876 | 436,343 | (155,563) | 280,780 |
| Average depreciation rate (%) | | | | 19.50 | | | 19.47 |
| Balance of fully depreciated assets | | | | 3,374 | | | 3,336 |

## 15. DEFERRED CHARGES

Summarized as follows:

| | Company | | Consolidated | |
|---|---|---|---|---|
| | Sept./2003 | Jun./2003 | Sept./2003 | Jun./2003 |
| Preoperating expenses (a) | - | - | 2,447 | 2,447 |
| Accumulated amortization | - | - | (1,363) | (1,240) |
| Goodwill on investment acquisition (b) | 300,907 | 301,030 | 300,907 | 301,030 |
| | 300,907 | 301,030 | 301,991 | 302,237 |

(a) Preoperating costs with amortization period of five years.

(b) Goodwill on acquisition of merged investment, as described in Note 13.b), with amortization over a period of ten years.

## 16. LOANS AND FINANCING

| | | | Consolidated Sept./2003 | | |
|---|---|---|---|---|---|
| | Interest rate (%) | Maturity | Short term | Long term | Total |
| Sundry loans in foreign currency | 1.3 to 27.50 | Up to 2004 | 93,315 | - | 93,315 |
| Loans from related company (Note 23) | 4.135 | 12/21/2003 | 31,759 | - | 31,759 |
| Financing in local currency | 103 of CDI | Up to 2004 | 21,112 | 6,339 | 27,451 |
| Total | | | 146,186 | 6,339 | 152,525 |

| | | | Consolidated Jun./2003 | | |
|---|---|---|---|---|---|
| | Interest rate (%) | Maturity | Short term | Long term | Total |
| Sundry loans in foreign currency | 1.3 to 27.50 | Up to 2004 | 128,746 | - | 128,746 |
| Financing in local currency | 103 of CDI | Up to 2004 | 21,333 | 9,391 | 30,724 |
| Total | | | 150,079 | 9,391 | 159,470 |

Sundry loans in foreign currency comprise the following:

| | Currency | Interest rate (%) | Consolidated - Sept./2003 Principal | Interest | Total balance |
|---|---|---|---|---|---|
| Resolution No. 2,770 | USD | 3.00 to 5.00 | 15,948 | 184 | 16,132 |
| Resolution No. 2,770 | JPY | 1.30 | 54,951 | 210 | 55,161 |
| Assumption of debt | USD | 23.30 to 27.50 | 18,154 | 3,868 | 22,022 |
| | | | 89,053 | 4,262 | 93,315 |

| | Currency | Interest rate (%) | Consolidated - Jun./2003 Principal | Interest | Total balance |
|---|---|---|---|---|---|
| Resolution No. 2,770 | USD | 4.80 to 17.95 | 47,568 | 5,719 | 53,287 |
| Resolution No. 2,770 | JPY | 1.30 | 38,062 | 41 | 38,103 |
| Assumption of debt | USD | 23.30 to 27.50 | 31,471 | 5,885 | 37,356 |
| | | | 117,101 | 11,645 | 128,746 |

In order to decrease the risk of losses arising from exchange rate fluctuations that increase the amount of debt in foreign currency, the Company has entered into hedge (swap) transactions, as described in Note 25.

## 17. TAXES PAYABLE

| | Consolidated Sept./2003 | Consolidated Jun./2003 |
|---|---|---|
| State VAT | 16,651 | 14,057 |
| PIS and COFINS (taxes on revenue) | 2,665 | 2,263 |
| Other | 885 | 781 |
| Total | 20,201 | 17,101 |

## 18. PAYROLL AND RELATED CHARGES

| | Consolidated | |
|---|---|---|
| | Sept./2003 | Jun./2003 |
| Salaries | 2,519 | 2,414 |
| Payroll charges | 11,523 | 9,554 |
| Benefits | 438 | 377 |
| Employee profit sharing | 5,374 | 6,064 |
| Total | 19,854 | 18,409 |

## 19. OTHER LIABILITIES

| | Consolidated | |
|---|---|---|
| | Sept./2003 | Jun./2003 |
| Refundable amounts - customers | 1,014 | 909 |
| Retentions | 948 | 952 |
| Pension plan accrual | 674 | 674 |
| Other | 107 | 192 |
| Total | 2,743 | 2,727 |
| Current | 2,058 | 2,040 |
| Long term | 685 | 687 |

## 20. RESERVE FOR CONTINGENCIES

Telefônica Empresas S.A. is a party to lawsuits involving labor and civil matters, arising from the normal course of its operations. Company management, based on the opinion of legal counsel, recognized a reserve for the lawsuits for which the chance of an unfavorable outcome was considered probable, in the amount of R$410 as of September 30, 2003 (R$404 as of June 30, 2003).

## 21. SHAREHOLDERS' EQUITY

### a) Capital

Subscribed and paid-up capital as of September 30 and June 30, 2003 is R$702,879, represented by registered shares without par value, distributed as follows:

| | Sept./2003 | Jun./2003 |
|---|---|---|
| Common shares | 358,716,131,431 | 358,716,131,431 |
| Preferred shares | 712,437,254,531 | 712,437,254,531 |
| Total outstanding shares | 1,071,153,385,962 | 1,071,153,385,962 |
| Book value per thousand shares - R$ | 0.58 | 0.58 |

The Company is authorized to increase capital up to the limit of 1,500,000,000,000 shares, either common or preferred. The Board of Directors has the right to decide on capital increases and the consequent issuance of shares, within the authorized capital limit, with no obligation to maintain the proportion of each type of share, except that preferred shares, nonvoting or with restricted voting rights, cannot exceed 2/3 of the issued shares.

Each common share is entitled to one vote at the Shareholders' Meetings; preferred shares are nonvoting, except under the terms established in the bylaws and legislation, and have preference to: (i) capital redemption, without premium, and (ii) dividends 10% higher than those attributed to common shares.

Shareholders have preferential rights in capital increases, in proportion to the number of shares held; based on a decision of the Board of Directors, the preferential right can be excluded in cases provided for by the Company's bylaws.

## 22. POST-RETIREMENT BENEFIT PLANS

Telefônica Empresas S.A. is a sponsor of the Visão Telefônica Empresas S.A. Benefit Plan, a defined contribution plan administered by Fundação Sistel de Seguridade Social - Sistel, which was approved by the Secretariat of Supplementary Social Security (Ministry of Social Security) on April 3, 2001.

The plan is funded by contributions made by the participants and the sponsor, credited to individual accounts. The subsidiary is responsible for costing all administrative expenses and plan maintenance, including risks related to death and disability of participants. The subsidiary's contributions to the Visão Telefônica Empresas Plan are the same as those of participants, ranging from 2% to 9% of the contribution salary, based on the percentage chosen by the participant.

As of September 30, 2003, the subsidiary made contributions to the Visão Telefônica Empresas Plan in the amount of R$1,591 (R$1,377 until September 30, 2002).

Telefônica Empresas S.A. elected to record the effects of the actuarial calculations required by CVM Resolution No. 371 of December 13, 2000, directly in shareholders' equity as of December 31, 2001, net of the corresponding tax effects, in relation to benefits corresponding to risks of death and disability of participants. The Company recognized the impact on its subsidiary directly in shareholders' equity, as an offset to the investment account.

For the plan's annual actuarial valuation, the projected unit credit method was adopted; the plan's assets were determined as of November 30, 2001, as permitted by IBRACON Technical Interpretation No. 01/01, ratified by the CVM through Circular CVM/SEP/SNC No. 01/02.

## 23. TRANSACTIONS WITH RELATED COMPANIES

The principal intercompany balances arise from transactions with Group related companies, which were carried out under usual market conditions for these types of operations, as follows:

| | Consolidated | |
|---|---|---|
| | Sept./2003 | Jun./2003 |
| Assets: | | |
| Current assets: | | |
| Trade accounts receivable, net | 20,405 | 13,264 |
| Noncurrent assets: | | |
| Other | 3,824 | 3,424 |
| Total assets | 24,229 | 16,688 |
| Liabilities: | | |
| Current liabilities: | | |
| Loans and financing | 31,759 | - |
| Suppliers | 1,295 | 1,854 |
| Payables to related companies | 65,077 | 46,211 |
| Total liabilities | 98,131 | 48,065 |

| | Nine months ended Sept. 30 | |
|---|---|---|
| | 2003 | 2002 |
| Result: | | |
| Gross revenue from services provided | 141,190 | 128,781 |
| Operating costs and expenses | (139,224) | (116,485) |
| Cost of services provided | (126,770) | (75,768) |
| Selling expenses | (6,120) | (4,992) |
| General and administrative expenses | (4,573) | (2,948) |
| Financial expenses, net | (1,761) | (32,782) |
| Equity pick-up | - | 5 |

- The balance of "Trade accounts receivable, net" in current assets refers mainly to data communication services receivable from Telesp and Terra Networks do Brasil S.A.

- "Loans and financing" in current liabilities refer to loan in foreign currency from Telefónica Data Corp S.A., as follows:

| | | | | Consolidated - Sept./2003 | |
|---|---|---|---|---|---|
| Contract date | Maturity | Interest rate (%) | Currency | Principal | Total amount in R$ |
| 07/08/2003 | 12/21/2003 | 4.1350 | EUR | 9,200 | 31,759 |

- The "Other liabilities" balance refers mainly to network rental and transfer of revenues from provision of "Switched IP" and "Speedy Link" services as of September 30, 2003 (R$47,223), net of costs and taxes incurred in the operation (Note 1), both payable to Telesp.

- "Gross revenue from services provided" mainly refers to data communication services provided by the subsidiary Telefônica Empresas S.A. to Telesp and Terra Networks Brasil S.A., and commissions for management of customers that use voice transmission services, charged at the rate from 14.5% to 15.0% on the amount of services billed to Telesp customers.

- The balance of "Cost of services provided" refers mainly to network rental paid to Telesp and rental of Internet links payable to Telefônica International Whole Sale.

- The balance of "Selling expenses" refers to customer service - "Call Center" - provided by Atento Brasil S.A. (R$1,697) and the commission paid to Telesp, for management of data transmission services provided to its customers, at the rate from 11% to 15% on the billed amount (R$4,423).

- The balance of "General and administrative expenses" refers to administrative management services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

- The balance of "Financial expenses" refers to interest and exchange variation on loans from Telefônica Data Corp S.A.

## 24. INSURANCE

The policy of the Company and its subsidiary, as well as that of the Telefónica Group, includes the maintenance of insurance coverage for all assets and liabilities involving significant high-risk amounts, based on management's judgment, according to guidelines of the Telefónica S.A. corporate program; TGP Brasil Corretora de Seguros e Resseguros Ltda. is the Group's in-house brokerage company in Brazil.

## 25. FINANCIAL INSTRUMENTS

Under the terms of CVM Instruction No. 235/95, the Company and its wholly-owned subsidiary evaluated the book values of their assets and liabilities in relation to market values, based on available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methodologies require considerable judgment and reasonable estimates in order to produce the most adequate realizable value. Consequently, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

The Company's business includes the exploration of packet-switched service networks and other related services in Brazil. The investment in its wholly-owned subsidiary, Telefônica Empresas S.A., is accounted for under the equity method. Since the subsidiary is of strategic interest, market value considerations are not applicable.

The principal market risk factors that affect the Company's business are detailed below:

a) Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. To reduce this type of risk, the Company enters into hedge contracts (swaps) with financial institutions.

The Company's indebtedness and results of operations are significantly affected by the exchange rate market risk factor. As of September 30, 2003, part of the Company's debt was denominated in U.S. dollars, euro and Japanese yen, hedged by asset positions for swap operations based on interbank deposit rates (CDI). The swap transactions had the purpose of covering the total liabilities linked to foreign currencies. Gains or losses on such operations are recorded in income. As of September 30, 2003, these transactions generated a consolidated net loss of R$36,689. The Company recorded R$7,366 in current liabilities to recognize the unrealized loss on such transactions.

The book and market values of the Company's exchange rate risk net exposure/(excess coverage) is as follows:

| | Consolidated | | | |
|---|---|---|---|---|
| | Sept./2003 | | Jun./2003 | |
| | Book value | Market value | Book value | Market value |
| Liabilities: | | | | |
| Loans and financing | 125,074 | 127,524 | 128,746 | 131,212 |
| Suppliers | 21,941 | 21,941 | 9,650 | 9,650 |
| Asset position on exchange swaps | 147,174 | 149,689 | 138,662 | 140,909 |
| Net exposure (excess) | (159) | (224) | (266) | (47) |

"Suppliers" refers mainly to obligations with related parties (R$21,298).

The discounted cash flow method was used in determining the market value of loans, financing and derivative instruments (currency swaps), based on estimated settlement or realization of such liabilities and assets at market rates in effect on the balance sheet date.

b) Interest rate risk

This risk arises from the possibility that the Company may incur losses on internal and foreign interest rate fluctuations which would increase its financial expenses. As of September 30, 2003, the Company has not entered into any derivative contract to reduce this risk; however, it continually monitors market interest rates, aiming at evaluating the possible need for derivative transactions, so as to protect itself against the risk of volatility in these rates.

As of September 30, 2003, the Company had loans and financing in the amount of R$152,525 (R$159,470 as of June 30, 2003) of which R$125,074 were funds obtained at fixed interest rates (R$128,746 as of June 30, 2003) and R$27,451 (R$30,724 as of June 30, 2003) in local currency at variable rates (CDI). Although part of the debt had been contracted at fixed interest rates, the Company utilized hedging operations in order to link such debt to local currency, with floating interest rates indexed to the CDI. This means that the Company's financial expenses would be affected by changes in this rate.

c) Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty of collecting amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the default risks by interrupting the supply of services. Exceptions are made for services that must be maintained for security or national defense reasons.

As of September 30, 2003, approximately 19% of the total service receivables were represented by Telefónica Group related companies.

The Company is also subject to credit risk arising from its financial investments and receivables from swap operations. The Company diversifies this exposure between several top-rated banks.

## 26. RECONCILIATION OF NET LOSS - COMPANY AND CONSOLIDATED

The difference between the Company and consolidated net loss, in the amount of R$1,124, refers to the donation of equipment, recorded directly in capital reserves by Telefônica Empresas S.A., but represents an equity gain for the Company.

TELEFÔNICA DATA BRASIL HOLDING S.A.

CONSOLIDATED PERFORMANCE REPORT

SEPTEMBER 2003

Telefônica Data Brasil Holding S.A. was formed on January 30, 2001, as a result of a partial spin-off of Telecomunicações de São Paulo S.A. - Telesp ("Telesp"), represented by the investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables from that subsidiary.

RESULTS HIGHLIGHTS

| | Nine months ended Sept. 30 | | |
|---|---|---|---|
| Accumulated | 2003 | 2002 | Change (%) |
| Gross operating revenue | 500,522 | 370,033 | 35.3% |
| Deductions | (109,989) | (78,827) | 39.5% |
| Net operating revenue | 390,533 | 291,206 | 34.1% |
| EBITDA | 40,786 | 22,748 | 79.3% |
| EBITDA margin (%) | 10.4 | 7.8 | 2.6 p.y. |
| Loss from operations | (47,714) | (68,115) | (30.0) |
| Loss before taxes | (46,231) | (71,752) | (35.6) |
| Net loss | (31,302) | (64,572) | (51.5) |
| Number of shares outstanding (in billions) | 1,071.2 | 1,071.2 | 0.0% |
| Loss per thousand shares | (0.03) | (0.06) | (51.5) |

EBITDA increased 79.3%, from R$22.7 million as of September 2002 to R$40.8 million in the same period of 2003. As a consequence, the EBITDA margin increased from 7.8% to 10.4% in the same period, thus representing a positive development of the Company that helped to decrease loss.


EBITDA - Sept./2003 x Sept./2002
Net operating revenue
EBITDA
Operating income
Income before taxes
Net income
(100,000)
-
100,000
200,000
300,000
400,000
Sept./2002
Sept./2003

EBITDA = operating result - depreciation - financial expense, net.

Highlights regarding operating results for 1H03

Year-to-date net operating revenue for the period from January to September 2003 was R$390.5 million. Compared to the same period in the prior year, when it reached R$291.2 million, this represents an increase of R$99.3 million or 34%. The increase is due to the expansion of the services provided by the Company.

Packed-switched services increased R$97.4 million or 42.8% when comparing the period from January to September 2003 with the same period in the prior year, as a result of the growth in domestic and value-added services.

"Speedy Link"/"Switched IP" data services increased R$39.2 million or 66.8% when comparing the period from January to September 2003 with the same period in 2002, mainly because of "Speedy Link" data services.

Commissions are mainly related to voice services revenue from Telesp. Until the prior quarter, this revenue was recorded in other operating income, and was reclassified to gross operating revenue. When comparing the period from January to September 2003 to the same period of the prior year, we noted a decrease of R$6.2 million or 8.6%, primarily due to the fact that in August 2002 the contract regarding the commission of "Speedy Link" users ended.

Deductions increased R$31.2 million or 39.5% when comparing the period from January to September 2003 with the same period in 2002, because of the revenue growth.

Highlights regarding operating (expenses) income

Operating expenses in the January to September 2003 period, when compared to the same period in the prior year, increased R$81.3 million, or 30.3%, as follows:


Accumulated operational expenses - Sept./2003 x Sept./2002
Personnel expenses
Operating/administrative expenses
Taxes
Provisions
Income (loss) on investments
Other operating income (expenses)
(90) (60) (30) - 30 60 90 120 150 180 210 240 270 300
Sept./2002
Sept./2003

Personnel costs amounted to R$64.4 million from January to September 2003, representing an increase of R$4.7 million, or 7.9%, when compared to the same period in the prior year. The Company had an average of 825 employees, an increase due to the growth in business volume.

| | Consolidated | | |
|---|---|---|---|
| | Nine months ended Sept. 30 | | |
| | 2003 | 2002 | Variation (%) |
| Net revenue per employee | 473.4 | 384.2 | 23.2 |
| EBITDA per employee | 49.4 | 30.0 | 64.7 |
| Number of billed customers per employee | 4.7 | 4.9 | (5.1) |
| Number of billed customers | 3,865 | 3,743 | 3.3 |

Operating/administrative expenses totaled R$276.6 million in the period from January to September 2003, a growth of R$ 79.0 million in relation to the same period in 2002, as a result of an increase of the following expenses: infrastructure rental, last mile and network backbone, in addition to data commission related to Telesp customers.

Tax burden increased R$2.8 million when comparing the period from January to September 2003 with the same period in 2002. This growth is due to the operating income increase, causing an addition to the FUST and FUNTEL taxes.

Allowance for doubtful accounts decreased by R$4.7 million, equivalent to 0.74% of net operating income, when comparing the period from January to September 2003 to the same period in 2002. The allowance for doubtful accounts is set up based on the conservatism accounting principle.

Other operating income (expenses) of the prior quarter financial statement included voice commission income and Telesp data expenses that were reclassified to operating income (expenses).

Depreciation amounted to R$57.9 million to September 2003, representing a growth of R$8.7 million or 12.2% when compared to the same period in the prior year, mainly due to the growth of the plant in service.

Financial income (losses) until September 2003, the negative result increased by R$8.7 million when compared to the same period in the previous year. As the Company's indebtedness and operating result are significantly affected by the exchange rate market risk, the Company has hedge contracts with financial institutions for reducing the risk due to exchange rate fluctuations.

Nonoperating result increased R$5.1 million when comparing the period from January to September 2003 with the same period in 2002, mainly because of a provision for market value decrease on goods for sale that was set up in 2002.

Amounts paid to the Federal, State and Municipal Governments

| | Nine months ended Sept. 30 | | | |
|---|---|---|---|---|
| | 2003 | | 2002 | |
| | R$ 000 | % | R$ 000 | % |
| ICMS (Value-added tax - State VAT tax) | 87,532 | 69.0 | 62,908 | 68.0 |
| PIS (Federal tax on revenue) | 4,543 | 3.6 | 2,405 | 2.6 |
| COFINS (Federal tax on revenue) | 15,058 | 11.9 | 11,101 | 12.0 |
| ISS (Municipal service tax) | 2,856 | 2.3 | 2,413 | 2.6 |
| INSS (Social security tax) | 9,705 | 7.6 | 9,380 | 10.2 |
| Other taxes and contributions | 7,040 | 5.6 | 4,203 | 4.6 |
| | 126,734 | 100.0 | 92,410 | 100.0 |

Amounts paid to the Federal, State and Municipal Governments, as taxes, were R$126,734 thousand to September 2003, representing 25.3% of gross revenue. For the same period of 2002, it represented 24.9%.

M1982.*.*